EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Remark Media, Inc., formerly known as HSW International, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 14, 2012 SCOTT BOOTH EASTERN ADVISORS CAPITAL GROUP, LLC EASTERN ADVISORS CAPITAL, LTD.

By:	/s/ Scott Booth
Scott Booth, for himself and as Senior Managing Member of Eastern Advisors (for itself and on behalf of the Fund)

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